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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   **JANUARY 1, 2020**   AND ENDING   **DECEMBER 31, 2020**
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **RAPHAEL ARYEH AND ASSOCIATES**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141-51 72ND CRESCENT

(No. and Street)

FLUSHING	**NY**	**11367**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAPHAEL ARYEH   **718-263-4852**
                                                                         (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA

(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _____ **RAPHAEL ARYEH** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **RAPHAEL ARYEH AND ASSOCIATES** _____ , as of _____ **DECEMBER** _____ **31,** _____ **2020** _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

State of New York
County of Queens
Sworn before me on
this 31st day of
March, 2021

Raphael Aryeh
Signature

GENERAL PARTNER   **CCO**
Title

Public Notary ALEXIS M NERIS
Notary Public, State of New York
No. 01NE6368470
Qualified in Nassau County
Commission Expires December 11, 20 21

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Raphael Aryeh And Associates

(A Partnership)

Financial Statements

December 31, 2020

RAPHAEL ARYEH AND ASSOCIATES

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

4

Raphael Aryeh And Associates
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2020

ASSETS

Assets:

Cash and cash equivalents	$	380,460
Accounts receivable		59,969
Vehicle (net of accumulated depreciation)		8,632
	$	449,061

LIABILITIES AND PARTNERS' EQUITY

Liabilities:

Accrued expenses	$	583
		583
Partners' equity:		448,478
	$	449.061

The accompanying notes are an integral part of these financial statements.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners'
of Raphael Aryeh and Associates

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Raphael Aryeh and Associates as of December 31, 2020, the related statements of operations, changes in partners' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Raphael Aryeh and Associates as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Raphael Aryeh and Associates' management. Our responsibility is to express an opinion on Raphael Aryeh and Associates' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Raphael Aryeh and Associates in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Raphael Aryeh and Associates' financial statements. The supplemental information is the responsibility of Raphael Aryeh and Associates' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Raphael Aryeh and Associates' auditor since 2015.

Maitland, Florida

April 6, 2021



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners'
of Raphael Aryeh and Associates

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raphael Aryeh and Associates as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Raphael Aryeh and Associates as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Raphael Aryeh and Associates' management. Our responsibility is to express an opinion on Raphael Aryeh and Associates' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Raphael Aryeh and Associates in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Raphael Aryeh and Associates' auditor since 2018.

Maitland, Florida

April 6, 2021

Raphael Aryeh And Associates
<u>**Financial Statements**</u>
Statement of Operations
As of and for the Year-Ended December 31, 2020

Revenues:

Advisory fees	$	75,587
Mutual Funds and 12B-1's		23,819
Interest income		406
Total revenues		99,812

Expenses:

Pension	10,000
Property taxes	1,277
Regulatory fees and expenses	1,468
Telephone and communications	2,747
Other operating expenses	29,358
Total expenses	44,850
Net income	$ 54,962

The accompanying notes are an integral part of these financial statements.

Raphael Aryeh And Associates
Financial Statements
Statement of Changes in Partners Equity
As of and for the Year-Ended December 31, 2020

	2020 Partners' Equity
Balances, December 31, 2019	353,615
Prior period adjustment	31,594
Net income	54,962
Partner contributions	21,307
Partner distributions	(13,000)
Balances, December 31	$ 448,478

The accompanying notes are an integral part of these financial statements.

Raphael Aryeh And Associates
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2020

Cash flows from operating activities:

Net income	$	54,962
Adjustments to reconcile net income to net		
cash flows from operating activities:		
Depreciation		5,755
(Increase) decrease in:		
Accounts receivable		(6,982)
Accrued expenses		(376)
Net cash provided by operating activities		53,359
Cash flows from financing activities:		
Partner contributions		21,307
Partner distributions		(13,000)
Net cash provided by financing activities		8,307
Net increase in cash		61,666
Cash and cash equivalents at beginning of period		318,794
Cash and cash equivalents at end of period	$	380,460

Supplemental disclosure:
Cash paid for interest $ - 0 -
Cash paid for taxes $ - 0 -

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Raphael Aryeh & Associates (a partnership) ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in the state of New York in 1978.

The Company's business is limited to selling mutual funds on an application basis, selling variable life insurance or annuities and advisory fees.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2020, the Company had $112,257 in excess of the FDIC insured limit.

Revenue and Cost Recognition

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Investment Advisory Fees

The company provides advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received annually and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and

Note 1 – Summary of Significant Accounting Policies - continued

equipment is provided utilizing the straight line method over the estimated useful lives of the related assets.

Income Taxes

The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual partners. Accordingly, no provision is made for income taxes in the financial statements.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its partners will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal and state income tax examination. As such, the Company's income tax returns for the years ended December 31, 2017, 2018 and 2019 respectively, are subject to possible federal and state examinations, generally three years after they are filed.

Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Business Concentrations

The Company earned revenue for investment advisory fees from four major customers that accounted for 80% of revenue for the year. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits.

Note 2 - Prior Period Adjustment

An adjustment of $31,594 was made to the prior period to correct the under statement of commission revenues earned and accounts receivable.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2020, the Company had excess net capital of $374,877 and a net capital rate of .0016 to 1.

Note 4 – Property and Equipment

Property and equipment consists of:
Vehicle

Total Vehicle at Cost	$ 28,773
Less: Accumulated depreciation	(20,141)
Vehicle, net	$ 8,632

Depreciation expense was $5,755 for the year ended December 31, 2020.

Note 5 – Related Party

The Company had transactions with its general partner throughout the year. These transactions included payments of bills by the general partner from his personal accounts treated as contributions of capital, and charges for utilities, vehicle and other expenses that amounted to $21,306 for the year ended December 31, 2020.

Note 6 – Commitments and contingencies

Raphael Aryeh & Associates does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7 – Subsequent Events

In preparing these financial statements, management of the Company has evaluated events and transactions through the date the financial statements were available to be issued. The Company has determined that no events and transactions occurred that require disclosure.

Schedule I

Raphael Aryeh And Associates
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Computation of Net Capital
Computation of Net Capital Requirement

Computation of basic net capital requirements:

Total member's equity qualified for net capital	$ 448,478
Deductions:	
Non-allowable assets	
Accounts receivable	59,969
Vehicle (net of accumulated depreciation)	8,632
Total non-allowable assets	
Net capital before haircuts and securities positions	379,877
Haircuts:	
	-
	-
Net capital	379,877
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($958)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	$ 5,000
Excess net capital	$ 374,877

Computation of Reconciliation of Net Capital

There were no material differences existing between the above computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2020. Accordingly, no reconciliation is necessary.

Schedule II

Raphael Aryeh And Associates
Computation of Aggregate Indebtedness Under Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

<u>**Computation of Aggregate Indebtedness**</u>

Total aggregate indebtedness

Accrued expenses	$	583
Aggregate indebtedness	$	583
Percentage of indebtedness to net capital		0.16%

SCHEDULE III

RAPHAEL ARYEH & ASSOCIATES

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2020

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners'
of Raphael Aryeh and Associates

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Raphael Aryeh and Associates identified that it does not claim an exemption under the exemption provisions of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A #8 of the related FAQ issued by SEC staff on April 4, 2014 (the "Identified Exemption") and (2) Raphael Aryeh and Associates stated that Raphael Aryeh and Associates met the identified exemption provisions throughout period January 1, 2020 through December 31, 2020 without exception. Raphael Aryeh and Associates's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Raphael Aryeh and Associates's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Identified Exemption from Rule 15c3-3 under the Securities Exchange Act of 1934 identified above.

Ohab and Company, PA

Maitland, Florida

April 6, 2021

Raphael Aryeh and Associates

INDEPENDENT FINANCIAL SERVICES
141-51 72ND CRESCENT   FLUSHING, NEW YORK 11367   (718) 263-4852
MEMBER: NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
SECURITIES INVESTOR PROTECTION CORP. (SIPC)

March 30, 2021

Ohab and Company, P.A.
100 Sybellia Avenue, Suite 130
Maitland, FL 32751

Re: Raphael Aryeh & Associates Exemption Report

Raphael Aryeh & Associates (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (include all that apply, for example,): (1) mutual fund services; (2) variable annuities and (3) investment advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and

did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Rapahel Aryeh, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Regards,

Raphael Aryeh

RAPHAEL ARYEH
GENERAL PARTNER
RAPHAEL ARYEH AND ASSOCIATES